









Eric Janszen · 2nd

VirZOOM, Inc.

Lexington, Massachusetts · 500+ connections · Contact info

VirZOOM Inc.

University Massachu Amherst

Featured

VirZOOM's VZfit in the news again! This time Forbes features VZfit in an article...

Virtual Cycling: An Engaging And Effective Workout During Lockdown

forbes.com • 4 min read

37 · 6 Comments

Eric Jansze
iTulip.con

EJ questions Janet Yellen, June 2012

Vimeo

At a meeting of the Boston Economics Club at the Boston Federal Reserve Eric Jansze...

Metl Audi

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Experience

VirZOOM Inc.

5 yrs

Co-Founder & CEO
Feb 2015 – Present · 5 yrs 8 mos
Cambridge, MA USA

CEO & Co-founder
2015 – Present · 5 yrs
Cambridge, MA

Virtual Reality technology company.



Executive Chairman
mKues
2015 – Present · 5 yrs
NYC

mKues bridges the gap between television and mobile devices, invisibly.

• Used by TV & Film Producers to fund production, while keeping content genuine
• Used by Viewers to seamlessly connect with brands & purchase products **...see mor**

Committee Member
MassArt Foundation, Inc.
2010 – Present · 10 yrs

Voting member of MassArt Foundation advisory committee of board of directors.

Economic Analyst
Twin Focus Capital Partners
2010 – Present · 10 yrs
Boston, MA

Twin Focus Capital Partners, LLC is a globally-focused Multi-Family Office that delivers tailor-made investment and financial solutions to a select group of ultra-high-net-worth families, individuals and institutions worldwide.



Board of Directors
TruTouch Technologies, Inc.
2011 – Oct 2016 · 5 yrs
Framingham, MA

TruTouch Technologies has developed and is commercializing a sensor that instantly detects a person's blood-alcohol level with the touch of a finger. The solution opens up a wide range of new applications by eliminating the need for verification of the identity of the person being tested. For example, a Fortune 100 beverage distributor uses TruTouch systems to s **...see mor**

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Education

University Massachusetts, Amherst
BS, Resource Economics
1976 – 1980
Activities and Societies: Board Director, Mass Telecom Council





